SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 15, 2004

EXTENDICARE INC.

(Translation of registrant’s name into English)

3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
99.1	News Release dated July 14, 2004 — Extendicare Announces Second Quarter News Release and Conference Call Dates
99.2	News Release dated July 15, 2004 — Extendicare Inc. Declares Dividend Payment on its Preferred Shares (TSX: EXE.PR.B, EXE.PR.C, EXE.PR.D and EXE.PR.E)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: July 15, 2004	By:	/s/ MARK W. DURISHAN

Mark W. Durishan Vice-President, Finance and Chief Financial Officer